

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2024

Christopher Furman
Chief Executive Officer
Vitro Biopharma, Inc.
3200 Cherry Creek Drive South, Suite 410
Denver, CO 80209

> **Re: Vitro Biopharma, Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed February 2, 2024**
> **File No. 333-267366**

Dear Christopher Furman:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 8 to Form S-1, filed February 2, 2024

Cover Page

1.   We note your disclosure that you have applied to have your stock listed on the Nasdaq Capital Market. Given that you do not currently meet any of the current listing standards, please remove all references to your application to list on Nasdaq from your cover page and state that purchasers in this offering are purchasing illiquid shares.

About this Offering, page 11

2.   We note your disclosure that you have applied to list your stock on Nasdaq. Please revise this disclosure, as well as every other reference to your potential Nasdaq listing throughout the prospectus, to disclose the following:
     • that you do not satisfy any of Nasdaq's current listing standards, you are pursuing a novel approach to listing and your common stock may never be approved for listing;
     • that if your common stock is approved for listing by Nasdaq, the opening price will

be determined according to Nasdaq rules and may be below the $15.00 fixed price, which would result in an immediate loss for any investors purchasing at the fixed price in this offering; and

- that there is no current market for your common stock and that investors who purchase shares of your common stock in this offering cannot currently access a liquid market to further transact in your stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the year ended October 31, 2023 compared to the year ended October 31, 2022
Impairment Expense, page 60

3.   We note your disclosure stating that, during Fiscal 2023, you recorded impairment expense of $334,057 against amortizable intangible assets related to your assessment of future cash flows within InfiniVive. In accordance with ASC 350-30-50-3, please expand your disclosure to explain the facts and circumstances that led to the impairment and the method for determining the fair value.

Critical Accounting Estimates
Goodwill, page 63

4.   We note the goodwill related to InfiniVive is significant to your financial statements. Please expand your disclosure to identify your reporting units that have goodwill and indicate, if true, that the fair values of these reporting units are substantially in excess of their carrying values. Identify any reporting units with a fair value not substantially in excess of their carrying value, and quantify the related goodwill associated with these reporting units. For any reporting unit with a fair value not substantially in excess of their carrying value, provide investors with additional information regarding the risk associated with the reporting unit, including the following information necessary to assess the probability of a future material impairment charge:
- the percentage by which fair value exceeded carrying value as of the date of the most recent test;
- the amount of goodwill allocated to the reporting unit;
- a description of the key assumptions used and how the key assumptions were determined;
- a discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and
- a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

You may wish to refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Interpretive Release No. 33-8350.

Business
Core Development Programs, page 67

5.   We note your disclosure that you "intend to initiate [y]our FDA cleared clinical trials for PTHS and Long COVID in late 2023 pending completion of this offering and IRB approval of clinical trial agreements with contemplated collaborators and clinical trial sites." Please update this disclosure to reflect an updated timeline and to clarify whether the initiation of these clinical trials still is pending completion of this offering, or is otherwise pending the receipt of additional financing, given the change in the nature of the proposed transaction described in the registration statement. To the extent necessary or appropriate, please also update any other plans and timelines throughout the prospectus. For example, we note disclosure on pages 5, 68, and 77 that one of your customers "is planning to commence a pivotal Phase 3 clinical trial in Australia in late 2023 . . . ."

Management, page 111

6.   We note your disclosures in this section regarding a director nominee who will become a director upon the listing of your common stock on Nasdaq, as well as your disclosures on pages 114-116 regarding your expectations for changes to the structure and composition of your Board of Directors and its committees prior to the listing of your common stock on Nasdaq. Now that the proposed transaction described in the registration statement is no longer contingent upon the listing of your common stock on Nasdaq, please clarify whether you intend to implement these changes to your Board of Directors and its committees in the event your common stock is not approved for listing on Nasdaq.

Principal Stockholders, page 132

7.   We note the removal of Nathan Haas from the table in this section. Please revise the table to include Nathan Haas and the required information about his beneficial ownership. In this regard, although Nathan Haas resigned as your Chief Financial Officer, he is still a named executive officer and should be included in the table. Refer to Item 403(b) of Regulation S-K.

Plan of Distribution, page 143

8.   We note your disclosure that the selling stockholders will offer their shares at a fixed price of $15.00 per share. Please revise to provide the disclosure required by Item 505 of Regulation S-K.

9.   Please revise this section to describe how the opening price for your shares of common stock will be determined if your common stock is approved for listing on the Nasdaq Capital Market.

10.   Please confirm that if you receive a Nasdaq listing you will file a post-effective amendment.

Please contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ross Carmel, Esq.